As filed November 15, 1999

                                                               File No. 70-9345

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------

                                   FORM U-1/A
                                 AMENDMENT NO. 2
                                       TO
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                           New Century Energies, Inc.
                              NC Enterprises, Inc.
                                  e prime, inc.
                                1225 17th Street
                           Denver, Colorado 80202-5533

                  (Names of companies filing this statement and
                     address of principal executive office)
              -----------------------------------------------------
                           New Century Energies, Inc.

                 (Name of top registered holding company parent)
             ------------------------------------------------------
                                Teresa S. Madden
                                   Controller
                            New Century Energies, Inc
                           1225 17th Street, Suite 900
                           Denver, Colorado 80202-5533

                     (Name and address of agent for service)

          The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

William M. Dudley, Esq.                 William T. Baker, Jr., Esq.
New Century Energies, Inc.              Thelen Reid & Priest LLP
1225 17th Street, Suite 600             40 West 57th Street
Denver, Colorado 80202-5533             New York, New York 10019


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          The Applicants hereby amend and restate in its entirety the
Application/Declaration filed in this proceeding on August 17, 1998, as previously amended and restated by Amendment No. 1, filed September 28, 1998, to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     1.1. Background. New Century Energies, Inc. ("NCE") is a registered holding
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company under the Public Utility Holding Company Act of 1935, as amended (the
"Act").(1) Its public utility subsidiaries are Public Service Company of Colorado ("PSCo"), Southwestern Public Service Company, and Cheyenne Light,
Fuel and Power Company. These subsidiaries together serve approximately 1.6 million electric customers in parts of Colorado, Texas, Wyoming, New Mexico, Oklahoma, and Kansas and approximately 1 million gas customers in parts of Colorado and Wyoming.

     NCE also engages through subsidiaries in various other energy-related and non-utility businesses. NC Enterprises, Inc. ("Enterprises"), a wholly-owned non-utility subsidiary of NCE, serves as an intermediate holding company for certain of NCE's non-utility subsidiaries and investments. Enterprises owns all of the common stock of e prime, inc. ("e prime"), which provides energy-related products and services, including brokering, marketing and trading of electricity and natural gas.(2) In addition, e prime owns the stock of a small gas pipeline company (Texas-Ohio Pipeline, Inc.), which owns a pipeline located in Kentucky connecting two major interstate pipelines, and indirectly owns a 47.5% general partnership interest in Young Gas Storage Company, Ltd., which owns and operates an underground gas storage facility and provides storage services to both PSCo and unrelated third parties.(3) For the year ended December 31, 1998, e prime had consolidated operating revenues of $255.4 million.

     1.2  Summary of Proposed Transaction. Enterprises and e prime are now
          -------------------------------
seeking authorization to acquire or construct in one or more transactions from time to time through December 31, 2004 (the "Authorization Period"), non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to and would assist eprime and its subsidiaries (or any other energy marketing and brokering subsidiary hereafter acquired by Enterprises or e prime) in connection with energy marketing, brokering and trading.(4) The Applicants request authorization to invest up to $400 million (the "Investment Limitation") during the

-------------------

1    See New Century Energies, Inc., 65 SEC Docket 277 (August 1, 1997).

2 e prime has temporarily suspended its wholesale electric power marketing activities, but expects to resume them in the future.

3 In its order approving the formation of NCE, supra n. 1, the Commission made findings permitting NCE to retain its interests in e prime and e prime's subsidiaries on the basis that the businesses of these companies were substantially similar to those that the Commission had approved in other cases.

4 Specifically, it is contemplated that Enterprises or e prime may acquire the securities of one or more companies engaged in energy marketing, brokering, and trading pursuant to Rule 58.

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Authorization Period in such Energy Assets or in the equity securities of companies substantially all of whose physical properties consist of such Energy Assets ("Permitted Subsidiaries").(5) Such Energy Assets (or equity securities of Permitted Subsidiaries) may be acquired for cash or in exchange for common stock or other securities of NCE, Enterprises, or e prime, or any combination of the foregoing. If common stock of NCE is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. The principal amount or stated amount of any other securities issued by the Applicants as consideration will be counted against the proposed Investment Limitation. Under no circumstances will Enterprises or e prime acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the Act.

     The Commission has previously recognized that, to be successful, a marketer of energy commodities must be able to control some level of physical assets that are incidental and reasonably necessary in its day-to-day operations.(6) Gas marketers today must be able to offer their customers a variety of value-added, or "bundled," services, such as gas storage and processing, that the interstate pipelines offered prior to the issuance by the Federal Energy Regulatory Commission ("FERC") of Order 636.(7) In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the U.S. Similarly, in order to compete with both interstate pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most of the large marketers today with which e prime competes own substantial physical assets of the type described herein.

     To illustrate how the Energy Assets would support the marketing activities of e prime, the acquisition of production, gathering, processing, and storage capacity provide energy marketers the opportunity to hedge the price of future supplies of natural gas against changes in demand brought about due to weather, increased usage requirements by end use customers, or other volatility imposed by the market. Storage and pipeline assets allow energy marketers to "bank" low cost supplies for use during periods of high volatility or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities, whereby the payment is made in one or the other commodity. The integration of production, gathering, and storage assets offer energy marketers the opportunity to provide either gas or


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5    Permitted Subsidiaries may also be currently engaged in energy (gas or electric or both) marketing activities. To the extent necessary, Applicants request authorization to continue such activities in the event they acquire such companies.

6 See e.g., SEI Holdings, Inc., 62 SEC Docket 2493 (September 26, 1996); American Electric Power Company, Inc., et al., 68 SEC Docket 1251 (November 2, 1998).

7 See FERC Order 636, FERC Stats. & Regs. Paragraph 30,939, "Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13,270 (April 16, 1992).

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electric products and services to energy users, at their discretion, depending on user requirements and needs. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.

     It is the intention of Enterprises and e prime to add to e prime's and its subsidiaries' existing base of non-utility, marketing-related, assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, by constructing such assets, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation). At the current time, Enterprises and e prime are investigating several opportunities to acquire upstream assets that are being offered for sale by integrated gas companies and other marketers. Ultimately, it is Enterprises' and e prime's objective to control a substantial portfolio of Energy Assets that would provide the NCE system with the flexibility and capacity to compete for sales in all major markets in the United States and, in the future, possibly Canada.

     1.3  Summary of Financing Proposals. As indicated, Enterprises and e prime
          ------------------------------
wish to have the flexibility to acquire Energy Assets or the equity securities of Permitted Subsidiaries in cash transactions or in transactions in which the seller may wish to receive common stock or other securities of NCE, Enterprises, or e prime. A seller of Energy Assets or of a Permitted Subsidiary may, for example, wish to arrange a tax-free transaction in which it receives common stock of NCE. From the perspective of Enterprises and e prime, having the flexibility to arrange a tax-free transaction may lower the seller's overall sales price. By order dated April 7, 1999 in File No. 70-9397 (Holding Company Act Release No. 27000) (the "NCE Financing Order"), NCE is currently authorized to issue common stock, short-term debt, long-term debt and guarantees in specified amounts and, to the extent not exempt, to engage in intra-system financing, from time to time through December 31, 2001. NCE proposes to use the proceeds of securities issuances and guarantees as authorized in File
No. 70-9397 in the NCE Financing Order or in subsequent orders for the purpose of financing the construction of or investments in Energy Assets or the equity securities of Permitted Subsidiaries, as described herein, subject to the limitations, parameters and restrictions contained in the NCE Financing Order or subsequent orders.

     In turn, to the extent not exempt under Rule 52 and/or Rule 45(b), Enterprises and e prime also propose to issue debt or equity securities of any type, including guarantees as appropriate, from time to time during the Authorization Period to finance the acquisition or construction of Energy Assets or purchase of equity securities of Permitted Subsidiaries. Guarantees may be issued by Enterprises or e prime or by any existing or new, direct or indirect, subsidiary of Enterprises or e prime. Such guarantees could be in respect of securities issued by any existing or new, direct or indirect, special purpose financing subsidiary of Enterprises or e prime organized specifically for the purpose of financing the construction of or investments in Energy Assets or the purchase of equity securities of Permitted Subsidiaries.

     Any borrowings by Enterprises or e prime or any direct or indirect subsidiary of Enterprises or e prime (including any special purpose financing subsidiary) that are not exempt under Rule 52 shall be evidenced by notes having maturities not greater than fifteen years from the date of issue and bear

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


interest at either a fixed rate not greater than 300 basis points over the yield to maturity of a U.S. Treasury note having a remaining term approximately equal to the average life of such note, or at a floating rate not greater than 300 basis points over the reference rate (e.g., prime commercial lending rate, LIBOR, etc.) used as the basis for determining such rate. Such notes may include terms that would require the payment of a premium upon prepayment. Any securities issuances by Enterprises and e prime or any existing or new, direct or indirect, subsidiary of Enterprises or e prime (including any special purpose financing subsidiary), in aggregate with any NCE financings and any financings performed on an exempt basis under Rule 52, will not exceed the Investment Limitation -- i.e., $400 million. Any debt security issued to NCE to evidence loans by NCE will comply with the requirements of Rule 52(b)(2).

     1.4  Other Matters. Pursuant to Rule 24, the Applicants propose to report
          -------------
on a quarterly basis the amount of Energy Assets purchased or constructed and the amount of any equity securities of any Permitted Subsidiaries in the preceding period and a brief description thereof. It is also proposed that the amount, type, and, if a debt security, the maturity and interest rate, of securities issued by NCE, Enterprises, e prime and its subsidiaries, or any special purpose financing subsidiary in connection with the acquisition of Energy Assets or equity securities of any Permitted Subsidiaries be made a part of such quarterly report filed pursuant to Rule 24, and that such reporting also be in lieu of any separate report on Form U-6B-2 for those financings that are performed on an exempt basis under Rule 52.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $15,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     3.1 Sections 9(a) and 10 of the Act are applicable to the acquisition by Enterprises, e prime or any subsidiary of e prime of any interest in Energy Assets or of the equity securities of any Permitted Subsidiaries.

     The issuance and sale of debt securities, equity securities or guarantees by Enterprises, e prime, or subsidiary of e prime for the purpose of financing the acquisition or construction of Energy Assets or purchase of equity securities of any Permitted Subsidiaries are subject to Sections 6(a) and 7 of the Act, and the issuance of any guarantees is also subject to Section 12(b) and Rule 45, but may be exempt pursuant to Rule 52(b) or Rule 45(b), as applicable.

          3.1.1     Standards of Approval under Section 10. The transactions
                    --------------------------------------
proposed herein involve an acquisition of securities, as well as an acquisition of an interest in an other (i.e., non-utility) business, and are therefore subject to the approval of this Commission under Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c), and (f). In this case, the requirements of Section 10(c) are met and there is no basis for the Commission to make any negative findings under Section 10(b).

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     As applied to interests in non-utility businesses, Section 10(c)(1) of the
Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11."
Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system, provided that, subject to making certain specified findings, the Commission may permit a registered holding company to control one or more additional public-utility systems.(8) Further, the Commission may permit the retention by a registered holding company of an interest in any non-utility business that is "reasonably incidental, or economically necessary or appropriate to the operations" of its integrated system or systems. The Commission has interpreted Sections 10(c)(1) and 11(b)(1), read together, as expressing a Congressional policy against non-utility acquisitions that bear no functional relation to a holding company's utility operations.(9)

     As previously indicated, Enterprises, e prime, and e prime's subsidiaries are seeking approval to acquire non-utility, energy-related, assets that will be used in connection with the existing energy marketing operations of e prime and its subsidiaries and will be of the same general type as other assets that e prime and certain of its subsidiaries already own. As indicated, supra n. 6, the Commission has previously authorized other registered holding companies to acquire or construct substantially similar kinds of assets in connection with their marketing subsidiaries' operations.

          3.1.2     Rule 54 Analysis.  The transactions proposed herein are
                    ----------------
also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Initially, NCE has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the NCE system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

     Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." However, by order dated February 26, 1999, the Commission has authorized NCE to finance investments in EWGs and FUCOs in an amount up to 100% of NCE's "consolidated retained earnings."(10) NCE's "aggregate investment" (as defined in

-------------------

8 In its order approving the formation of NCE, supra n. 1, the Commission made findings under Section 11(b)(1) permitting the retention of PSCo's gas utility business as an additional integrated system.

9 See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-65 (1070), aff'd 444 F.2d 913 (D.C. Cir. 1971).

10   See New Century Energies, Inc., 69 SEC Docket 646.

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Rule 53(a)(1)(i)) in all EWGs and FUCOs, pro forma to include NCE's indirect investment in Yorkshire Electricity Group plc ("Yorkshire") and Independent Power Corporation plc ("IPC"), is currently equal to 50.8% of NCE's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended September 30, 1999.(11) At the present time, therefore, NCE satisfies all of the requirements of Rule 53(a), as modified by the Commission's order of February 26, 1999.

     However, even if the Commission were to take into account, on a pro forma basis, the effect of the capitalization and earnings of EWGs and FUCOs (including, on a pro forma basis, Yorkshire and IPC) in which NCE has invested, it would have no basis for denying the transactions proposed herein. The transactions proposed herein relate solely to an investment, through Enterprises or e prime or its subsidiaries in assets that will be incidental and necessary to the conduct of e prime's existing energy marketing and trading operations in the United States.

     Moreover, there has been no material impact on NCE's consolidated capitalization by reason of the inclusion therein of the capitalization and earnings of EWGs and FUCOs (including on a pro forma basis Yorkshire and IPC) in which NCE has an interest. Additionally, NCE believes that its capitalization ratios and income levels are within acceptable ranges. Finally, although NCE's consolidated earnings for the year ended December 31, 1997, were negatively affected by its investment in Yorkshire, this was solely as the result of the imposition by the United Kingdom of a one-time, non-recurring, windfall tax on Yorkshire. Importantly, this tax did not affect earnings from ongoing operations, and, therefore, would not have any negative financial impact on earnings in future periods.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

     No state commission has jurisdiction over the proposed transactions. The pre-notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 may apply to certain acquisitions of Energy Assets or Permitted Subsidiaries, depending upon, among other factors, the dollar amount of any such transaction. Also, the FERC may have jurisdiction over acquisitions of Permitted Subsidiaries under Section 203 of the Federal Power Act if such companies engage in electric power marketing. The Applicants will not consummate any acquisition of Energy Assets or of the equity securities of any Permitted Subsidiaries unless they have complied with such laws, to the extent applicable.

ITEM 5.   PROCEDURE.
          ---------

         The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The Applicants request that the Commission's Order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing

-------------------

11 By order dated May 14, 1998, the Commission authorized PSCo to transfer to Enterprises all of the common stock of New Century International, Inc. ("NCI"), formerly a wholly-owned subsidiary of PSCo through which PSCo held, indirectly, a 50% interest in Yorkshire, and IPC. See New Century Energies, Inc., et al., 67 SEC Docket 286.

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

officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

       A. EXHIBITS.
          --------

          A.   None.

          B.   None.

          C.   None.

          D.   None.

          E.   None.

          F.   Opinion of Counsel.  (To be filed by amendment).

          G.   Financial Data Schedule Per-Book NCE.  (Previously filed).

          H.   Proposed Form of Federal Register Notice.  (Previously filed).

       B. FINANCIAL STATEMENTS.
          --------------------

          1.1 Balance Sheet of NCE and consolidated subsidiaries, as of September 30, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of NCE for the quarter ended September 30,
               1999) (File No. 1-12927).

          1.2 Statement of Income of NCE and consolidated subsidiaries, as of September 30, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of NCE for the quarter ended September 30,
               1999) (File No. 1-12927).

          2.1 Balance Sheet of NC Enterprises, Inc. and subsidiaries, consolidated, as of September 30, 1999. (To be filed by amendment).

          2.2 Statement of Income of NC Enterprises, Inc. and subsidiaries, consolidated, as of September 30, 1999. (To be filed by amendment).


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     The transactions that are the subject of this Application or Declaration do not involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Further, such transactions will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has

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


prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.



                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                        NEW CENTURY ENERGIES, INC.
                                        NC ENTERPRISES, INC.
                                        E PRIME, INC.


                                  By:   /s/ Richard C. Kelly
                                        ----------------------------------------
                                        Name:   Richard C. Kelly
                                        Title:  Executive Vice President,
                                                Chief Financial Officer of
                                                New Century Energies, Inc.;
                                                Executive Vice President of
                                                NC Enterprises; President and
                                                Chief Executive Officer of
                                                e prime, inc.


Date:  November 15, 1999

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